UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

26 January 2004

BLUE SQUARE – ISRAEL LTD.

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

January 26 2004

Contact:
Blue Square-Israel Ltd.
Iris Penso
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax:           : 972-3-9282498
Email: irisp@coop.co.il

Blue Square-Israel Ltd Announces Adjustment of Conversion Ratio of Debentures

Rosh Haayin, Israel - January 26, 2004 - Blue Square-Israel Ltd. (NYSE: BSI), announced today that the conversion ratio of the NIS 200 million in principal amount of debentures issued by the Company in August 2003, has been adjusted due to the dividend that will be paid to the shareholders on or about January 26, 2004 (the dividend payment to ADR holders in the US will be distributed a couple of days later). Following the adjustment, each NIS 36.55 par value of the convertible debentures are convertible into one ordinary share of the Company.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 161 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il.

Forward Looking Statements
The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Securities and Exchange Commission, particularly the prospectus for its public offering in July, 1996.